EXHIBIT 1.1
                                                                     -----------

                               PRESS ANNOUNCEMENT

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

                (Incorporated in Bermuda with limited liability)

                 PRELIMINARY ANNOUNCEMENT OF 2002 ANNUAL RESULTS

CHAIRMAN'S STATEMENT


A SOLID YEAR

As I commence my first year as Chairman of the Company, I am very pleased to report that the Group achieved solid results in the difficult operating conditions of 2002, increasing our number of customers, and reporting only a marginal decline in revenue and profit. Prior to a small provision for bad and doubtful debts, profit attributable to shareholders, in fact, exceeded last year. Furthermore, the Group is debt free.

Throughout 2002, we maintained our clear market leadership position, commenced building a new Earth Station, and prepared for the imminent launch of AsiaSat 4. These are no small achievements.

As we ride through this period of uncertainty, I believe that our Management and Staff can take much credit for the Group's performance against severe competition.


SOUND FINANCIAL RESULTS

Turnover for the year ended 31st December, 2002 was HK$951 million (2001: HK$969 million), a decline of 2%.

Profit attributable to shareholders for the year was HK$555 million (2001:
HK$563 million), a reduction of 1% from the previous year after a HK$12 million provision for bad and doubtful debts. Earnings per share were HK$1.42 (2001:
HK$1.44), a reduction of 1%.

The Group continued to benefit from strong cash flow from its operations, and generated a net cash inflow of HK$270 million (2001: HK$27 million) after paying capital expenditure of HK$449 million (2001: HK$607 million). At the end of 2002, the Group was debt free.


DIVIDEND

At the forthcoming Annual General Meeting, to be held on 16th May, 2003, your Directors will recommend a final dividend of HK$0.19 per share (2001: HK$0.14 per share). This, together with the interim dividend of HK$0.06 (2001: HK$0.06 per share), gives a total of HK$0.25 per share (2001: HK$0.20 per share), an increase of 25% compared with the prior year.

SPECIAL DIVIDEND

The Group has entered the 15th year of operation since its founding in 1988. Our first satellite, AsiaSat 1, was launched in 1990. Since then, the Group has, in terms of transponder equivalents, grown almost six times, from 24 transponders of 36 MHz, to the equivalent of 140. The Directors are very pleased that following this history of growth and solid performance, they are able to recommend, subject to the approval of shareholders at the forthcoming Annual General Meeting, payment of a special dividend of HK$0.25 per share.


OPERATIONS REVIEW

IN-ORBIT SATELLITES

AsiaSat's in-orbit satellites continued to operate well throughout 2002 with no interruptions of service. At year end, the utilisation rate of our 36 MHz C-band transponders was maintained at 78% (2001: 79%); and the overall transponder utilisation rate of the satellite fleet was also maintained at 64 % (2001: 65%), despite the highly competitive conditions and a weak market. The demand for Ku-band transponders remained soft.

ASIASAT 4

As this Annual Report goes to press, our new satellite, AsiaSat 4, is ready for launch on an Atlas IIIB rocket from Cape Canaveral, Florida. The satellite successfully completed all its testing by mid-February 2003, prior to its shipment from Boeing's manufacturing plant in Los Angeles, California, to its launch site.

AsiaSat 4 has 28 C-band and 16 Ku-band transponders that will provide regional coverage, and four Hong Kong BSS (Broadcast Satellite Service) transponders covering Hong Kong and Southern China. The satellite is scheduled to be in its final position at the 122(0)E orbital slot by the end of April 2003.

As indicated at the time of the Interim Report, the capacity available in the space insurance market had declined following a number of satellite losses and the events of 11th September, 2001. However, we have secured launch and first year in-orbit insurance for AsiaSat 4 at a very competitive rate.

Upon completion of AsiaSat 4, the Company will have incurred a total cost of approximately HK$1,747 million (US$224 million), including the insurance premium.

The new satellite will enable AsiaSat to provide higher power coverage with excellent elevation angles over the expanded areas of Australasia and Greater China. The added transponder capacity, combined with the benefits coming from our new Earth Station in Hong Kong, will further strengthen our market position and enable us to broaden our range of value-added services to our customers.


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                                                                               3

TAI PO SATELLITE EARTH STATION

Our new Earth Station, at the Tai Po Industrial Estate in Hong Kong's New Territories, is progressing on schedule and will be ready for operation in the second half of 2003.

This excellent new facility reinforces our commitment to customers to provide the highest quality signals combined with unmatched reliability. The Earth Station will duplicate many of the circuits and facilities currently provided by the Stanley Earth Station, thereby significantly increasing the integrity of our services. It should be noted that we have always achieved, and reported, uninterrupted service with our existing equipment and facilities, thus AsiaSat customers can have a high degree of confidence in the continuity of our services.

Furthermore, our new Earth Station will enable us to expand the range of services available to our customers. The facility comprises a 52,743 sq. ft., two-level building on a 139,932 sq. ft. site. Upon total completion in the second half of 2003, it will have four antennas initially, and will be staffed 24-hours a day by our own technical personnel.


SPEEDCAST

The Group's joint venture, SpeedCast incurred a much decreased loss of HK$49 million (2001: HK$119 million), a reduction of 59% and the Group's share of loss was reduced to HK$9 million (2001: HK$41 million) after reversing part of a provision made in the prior year.


STRATEGY FOR GROWTH

It has been difficult to achieve growth in the prevailing economic climate. However, our strategy, to expand through organic growth, and growth through acquisition and partnerships, remains unchanged. The Company is financially robust and is well positioned to consider and seize any opportunities that arise, and to move ahead as soon as the economy recovers.

The new Earth Station, for example, will provide us with the opportunity to develop a broad range of value-added customer services, as will the increased capacity on AsiaSat 4, once the market recovers.


OUTLOOK

The achievements in 2002, and the maintenance of our market position and financial result, despite the continuing weak market, are most encouraging for the future.

The factors that drive demand for AsiaSat's services, which have been outlined in the past, remain unaltered. They are television distribution, and the provision of telecommunications networks to users who need last mile connectivity over wide geographic coverage at a fixed cost.

Satellites can provide this coverage where cable cannot, particularly across the widespread and disparate Asia-Pacific region.


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                                                                               4

Global trends show that, despite continually falling cable prices, demand for satellite capacity used for private multi-point networks continues to rise, and we believe that this will remain the case in Asia Pacific.

Thus, the future for AsiaSat in the region is bright, and for this reason we will remain focused on broadcast, rather than point-to-point, communications. Set against this positive background, and with an increased client base, a new Earth Station, a new satellite, and no debt, AsiaSat is poised to expand as the market recovers.


DIRECTORS AND STAFF

I congratulate the Management and Staff for maintaining the performance of the Group and for winning new customers in a highly competitive and challenging period. This has been achieved through their hard work and belief in our over-arching goal, which is to provide our customers with the best in quality and service. I would like to thank our former Chairman, Romain Bausch, who led the Group through a year full of challenges. I would also like to thank the Board of Directors and each and every member of Staff.



MI ZENGXIN
CHAIRMAN

Hong Kong, 14th March, 2003

--------------------------------------------------------------------------------
PURCHASE, SALE OR REDEMPTION OF SHARES

During the year ended 31st December, 2002, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares.
--------------------------------------------------------------------------------
Website: http://www.asiasat.com

Remarks: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be subsequently published on the Stock Exchange's website in due course.

2002 AUDITED RESULTS
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2002

                                           NOTES           2002         2001
                                           -----           ----         ----
                                                         HK$'000       HK$'000

Turnover                                     1           950,750       969,451
Cost of services                                        (243,071)     (240,007)
                                                     -----------    ----------
                                                         707,679       729,444
Other operating revenue                                       39         9,604
Bank interest income                                       6,423         6,725
Administrative expenses                                  (81,315)      (70,861)
                                                     -----------    ----------
Profit from operations                       2           632,826       674,912
Finance costs                                                 --            --
Share of results of associates                            (9,075)      (41,349)
                                                     -----------    ----------
Profit before taxation                                   623,751       633,563
Taxation                                     3           (69,062)      (70,564)
                                                     -----------    ----------
Profit before minority interest                          554,689       562,999
Minority interest                                             --           (16)
                                                     -----------    ----------
Profit for the year                                      554,689       562,983
                                                     ===========    ==========

Basic earnings per share                     4           HK$1.42       HK$1.44
                                                     ===========    ==========

Dividend per share:
     Interim paid                                        HK$0.06       HK$0.06
     Final proposed                                      HK$0.19       HK$0.14
     Special proposed                                    HK$0.25            --
                                                     -----------    ----------
                                                         HK$0.50       HK$0.20
                                                     ===========    ==========


Dividends:
     Interim paid                                         23,416        23,416
     Final proposed                                       74,151        54,637
     Special proposed                                     97,566            --
                                                     -----------    -----------
                                                         195,133        78,053
                                                     ===========    ==========

CONSOLIDATED BALANCE SHEET
AT 31ST DECEMBER, 2002
                                                          2002            2001
                                                          ----            ----
                                                        HK$'000         HK$'000
NON-CURRENT ASSETS
Property, plant and equipment                          3,232,350       2,942,324
Unbilled lease rental receivable                         164,982         130,225
Investments in associates                                 17,521              --
Tax prepayment                                            19,305              --
                                                       ---------       ---------
                                                       3,434,158       3,072,549
CURRENT ASSETS
Trade and other receivables                               95,969         175,745
Bank balances and cash                                   406,228         136,428
                                                       ---------       ---------
                                                         502,197         312,173
                                                       ---------       ---------
CURRENT LIABILITIES
Other payables and accrued expenses                       35,775          23,372
Deferred revenue                                         158,937         160,050
Taxation payable                                          68,346          41,782
Dividend payable                                             121             121
                                                       ---------       ---------
                                                         263,179         225,325
                                                       ---------       ---------

NET CURRENT ASSETS                                       239,018          86,848
                                                       ---------       ---------

                                                       3,673,176       3,159,397
CAPITAL AND RESERVES
Share capital                                             39,027          39,027
Reserves                                               3,307,689       2,831,053
                                                       ---------       ---------
                                                       3,346,716       2,870,080

MINORITY INTEREST                                            492             492
                                                       ---------       ---------

NON-CURRENT LIABILITIES
Deferred taxation                                        185,949         175,724
Deferred revenue                                         140,019         113,101
                                                       ---------       ---------
                                                         325,968         288,825
                                                       ---------       ---------
                                                       3,673,176       3,159,397
                                                       =========       =========

NOTES:

1.       TURNOVER

         The Group's primary reporting format for segment reporting purposes under SSAP 26 SEGMENT REPORTING is the geographical basis. However, the Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of assets and liabilities has been presented.

         The business and geographical segments of the operations of the Group are as follows:

         Geographical segments

         The following table provides an analysis of the Group's sales and result by geographical market:

         Year ended 31st December, 2002

                                                  GREATER
                                                   CHINA,     UNITED    BRITISH
                                                 INCLUDING  STATES OF    VIRGIN                UNITED
                                      HONG KONG    TAIWAN     AMERICA    ISLANDS   SINGAPORE   KINGDOM    OTHERS  CONSOLIDATED
                                      ---------    ------     -------    -------   ---------   -------    ------  ------------
                                        HK$'000    HK$'000    HK$'000    HK$'000   HK$'000    HK$'000    HK$'000    HK$'000
         Revenue
         External sales                 341,224    212,103     73,282     40,351    20,385     43,432    219,973    950,750
                                        -------    -------    -------    -------   -------    -------    -------    -------
         RESULT
         Segment result                 224,802    139,736     48,279     26,584    13,430     28,613    144,920    626,364
                                        -------    -------    -------    -------   -------    -------    -------
         Other operating income                                                                                          39
         Bank interest income                                                                                         6,423
                                                                                                                    -------
         Profit from operations                                                                                     632,826
         Share of results of associates                                                                              (9,075)
                                                                                                                    -------
         Profit before taxation                                                                                     623,751
         Taxation                                                                                                   (69,062)
                                                                                                                    -------
         Profit for the year                                                                                        554,689
                                                                                                                    =======

         OTHER INFORMATION
                                                  GREATER
                                                   CHINA,     UNITED    BRITISH
                                                 INCLUDING  STATES OF    VIRGIN                UNITED
                                      HONG KONG    TAIWAN     AMERICA    ISLANDS   SINGAPORE   KINGDOM    OTHERS  CONSOLIDATED
                                      ---------    ------     -------    -------   ---------   -------    ------  ------------
                                        HK$'000    HK$'000    HK$'000    HK$'000   HK$'000    HK$'000    HK$'000    HK$'000

         Capital additions              163,895    101,876     35,199     19,381     9,791     20,861    105,657    456,660
         Depreciation and amortisation   61,457     38,201     13,199      7,267     3,671      7,822     39,619    171,236
         Allowance for bad and
           doubtful debts                 4,202      2,612        902        497       251        535      2,709     11,708


         Year ended 31st December, 2001
                                                  GREATER
                                                   CHINA,     UNITED    BRITISH
                                                 INCLUDING  STATES OF    VIRGIN                UNITED
                                      HONG KONG    TAIWAN     AMERICA    ISLANDS   SINGAPORE   KINGDOM    OTHERS  CONSOLIDATED
                                      ---------    ------     -------    -------   ---------   -------    ------  ------------
                                        HK$'000    HK$'000    HK$'000    HK$'000   HK$'000    HK$'000    HK$'000    HK$'000
         Revenue
         External sales                 351,037    240,279     75,759     56,293    31,275     23,987    190,821    969,451
                                        -------    -------    -------    -------   -------    -------    -------    -------
         RESULT
         Segment result                 238,472    163,230     51,466     38,242    21,246     16,295    129,632    658,583
                                        -------    -------    -------    -------   -------    -------    -------
         Other operating income                                                                                       9,604
         Bank interest income                                                                                         6,725
                                                                                                                    -------
         Profit from operations                                                                                     674,912
         Share of results of associates                                                                             (41,349)
                                                                                                                    -------
         Profit before taxation                                                                                     633,563
         Taxation                                                                                                   (70,564)
                                                                                                                    -------
         Profit before minority interest                                                                            562,999
         Minority interest                                                                                              (16)
                                                                                                                    -------
         Profit for the year                                                                                        562,983
                                                                                                                    =======

         OTHER INFORMATION

                                                  GREATER
                                                   CHINA,     UNITED    BRITISH
                                                 INCLUDING  STATES OF    VIRGIN                UNITED
                                      HONG KONG    TAIWAN     AMERICA    ISLANDS   SINGAPORE   KINGDOM    OTHERS  CONSOLIDATED
                                      ---------    ------     -------    -------   ---------   -------    ------  ------------
                                        HK$'000    HK$'000    HK$'000    HK$'000   HK$'000    HK$'000    HK$'000    HK$'000
         Capital additions              215,252    147,337     46,455     34,518    19,177     14,709    117,009    594,457
         Depreciation and amortisation   62,564     42,824     13,502     10,033     5,574      4,275     34,010    172,782
         Impairment loss recognised in
           respect of investments in
           associates                     2,220      1,520        479        356       198        152      1,207      6,132

         Business segments:
                                                                                                 2002                  2001
                                                                                                 ----                  ----
                                                                                              HK$'000               HK$'000
         Income from provision of satellite  transponder capacity                             936,114               956,695
         Sales of satellite transponder capacity                                               14,636                12,756
                                                                                              -------               -------
                                                                                              950,750               969,451
                                                                                              =======               =======

         An analysis of carrying amount of segment assets and additions to property, plant and equipment and intangible assets, analysed by the business segments is not presented as they cannot be allocated between business segments as the intention for use was not determined at time of acquisitions.


2.       PROFIT FROM OPERATIONS
                                                        2002            2001
                                                      -------         -------
                                                      HK$'000         HK$'000
         Profit from operations has been
               arrived at after charging:

         Depreciation                                 166,632         166,650
                                                      =======         =======


3.       TAXATION
                                                        2002            2001
                                                      -------         -------
                                                      HK$'000         HK$'000
         The charge comprises:

         Hong Kong Profits Tax
           Current year                                40,624          32,189
           Overprovided in prior year                      --         (28,503)
         Deferred taxation charge                      10,225          46,734
                                                      -------          ------
                                                       50,849          50,420
         Overseas tax                                  18,213          20,144
                                                      -------          ------
                                                       69,062          70,564
                                                      -------         -------


         A significant portion of the Company's profit is treated as earned outside of Hong Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profit for the year.

         Overseas tax is calculated at 5% to 10% of the gross revenue earned in certain of the overseas jurisdictions.

4.       BASIC EARNINGS PER SHARE

         The calculation of basic earnings per share is based on the net profit for the year of HK$554,689,000 (2001: HK$562,983,000) and on the total number of 390,265,500 (2001: 390,265,500) shares in issue during the year.

         No diluted earnings per share has been presented for either 2002 and 2001 as the exercise price of the Company's share options was higher than the average market price for shares for both 2002 and 2001.

Notice of Meeting

NOTICE is hereby given that the Annual General Meeting of shareholders will be held at Boardroom I, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong on Friday, 16th May, 2003 at 11:30 a.m. for the following purposes:

1. To receive and consider the statement of accounts and reports of the directors and auditors for the year ended 31st December, 2002.

2.       To declare a final dividend.

3.       To pay a special dividend.

4. To elect directors and authorise the directors to fix their remuneration.

5. To appoint auditors and authorise the directors to fix their remuneration.

6. As special business to consider and, if thought fit, pass the following Ordinary Resolutions:

Ordinary Resolutions


    1.  "THAT:

         (A) subject to paragraph (C) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

         (B) the approval in paragraph (A) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

         (C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of
                (i) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of this

                Resolution and (ii) subject to the passing of Resolution No. 3 set out in the notice convening this meeting, such additional aggregate nominal amount as is referred to in such Resolution No. 3, and the said approval shall be limited accordingly; and

         (D) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

                (i) the conclusion of the next Annual General Meeting of the Company;
                (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law or by the Company's Bye-laws to be held; and
                (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

                "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

    2.  "THAT:

         (A) subject to paragraph (B) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange recognised for this purpose by the Securities and Futures Commission under the Hong Kong Code on Share Repurchases (as amended from time to time), be and is hereby generally and unconditionally approved;

         (B) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph
                (A) of this Resolution shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

         (C) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

                (i) the conclusion of the next Annual General Meeting of the Company;
                (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law or by the Company's Bye-laws to be held; and
                (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

    3. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of Resolution No. 1 set out in the notice convening this meeting in respect of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 2 set out in the notice convening this meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

The principal and branch registers of members will be closed from Friday, 9th May, 2003 to Friday, 16th May, 2003 both days inclusive.By order of the Board


DENIS LAU
COMPANY SECRETARY

Hong Kong, 14th March, 2003

Notes:

1. In order to qualify for the final and special dividends payable on 20th May, 2003, all transfers, accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited, for registration not later than 4 p.m. Wednesday, 7th May, 2003.

2. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of that member. A proxy need not be a member. Proxy forms must be deposited at the Hong Kong Branch Share Registrars of the Company not later than 48 hours before the time for holding the meeting.

3. Concerning Ordinary Resolution No. 1, the directors wish to state that they have no immediate plans to issue any new shares of the Company other than the shares that may be issued under the Company's share option scheme. Approval is being sought from the members under Ordinary Resolution No. 1 as a general mandate for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

4. Concerning Ordinary Resolution No. 2, an Explanatory Statement containing the information regarding the repurchase by the Company of its own shares will be sent to shareholders together with the Company's 2002 Annual Report.